

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256



08005968

18th November, 2008

The Manager	The Dy. General Manager	The Secretary
Listing Department	Corporate Relationship Dept.	The Calcutta Stock
National Stock Exchange	Bombay Stock Exchange Ltd.	Exchange Association Ltd.
of India Ltd.	1st floor, New Trading Ring	7, Lyons Range
Exchange Plaza	Rotunda Building, P. J. Towers	Kolkata 700 001
Plot No. C-1, G Block	Dalal Street, Fort	
Bandra-Kurla Complex	Mumbai 400 001	
Bandra (East)		
Mumbai 400 051		

SUPPL

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 18th November, 2008 has issued and allotted 2,83,840 Ordinary Shares of Re.1/- each, upon exercise of 28,384 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 18th November, 2008, the Issued and Subscribed Share Capital of the Company stands increased to Rs.377,07,89,240/- divided into 377,07,89,240 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

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ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.

END